

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2024

Yoshi Niino
Chief Accounting Officer
Harbor Custom Development, Inc.
1201 Pacific Avenue, Suite 1200
Tacoma, WA 98402

>   **Re: Harbor Custom Development, Inc.**
>   **Form 10-K for the Year Ended December 31, 2022**
>   **Filed March 31, 2023**
>   **File No. 001-39266**

Dear Yoshi Niino:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　Office of Real Estate & Construction